SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the year ended December 31, 2000 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from _____________ to
     _______________

COMMISSION FILE NUMBER     1-7891
                           ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DONALDSON COMPANY, INC.
                              1400 WEST 94TH STREET
                          MINNEAPOLIS, MINNESOTA 55431

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Financial statements as of
December 31, 2000 and
July 31, 2000 and 1999
together with report of
independent public accountants

CONTENTS                                                                    PAGE


Report of independent public accountants                                      1

Statements of net assets available for benefits                               2

Statements of changes in net assets available for benefits                    3

Notes to financial statements                                                 4

Schedule H, Line 4i -- Schedule of Assets (Held At End of Year)               8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of Donaldson Company, Inc.:

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Employees' Retirement Savings Plan as of December 31, 2000 and July 31, 2000, and the related statements of changes in net assets available for benefits for the five months and year then ended. Other auditors audited the Plan as of and for the year ended July 31, 1999, and their report dated January 17, 2000 expressed an unqualified opinion. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and July 31, 2000, and the changes in net assets available for benefits for the five months and year then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP



Minneapolis, Minnesota,
April 27, 2001

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Statements of net assets available for benefits

                                                                                 July 31
                                                     December 31      ------------------------------
                                                        2000               2000             1999
                                                    -------------     -------------    -------------
                               ASSETS

INVESTMENTS AT FAIR VALUE:
   Interest-bearing cash                            $     169,743     $     204,911    $      92,869
   Mutual funds                                        96,162,454        91,013,451       88,987,952
   Donaldson Company, Inc., common stock               27,091,711        21,202,878       27,482,474
   Participant loans                                    3,020,064         3,124,027        2,872,469
                                                    -------------     -------------    -------------
               Total investments at fair value        126,443,972       115,545,267      119,435,764
                                                    -------------     -------------    -------------
RECEIVABLES:
   Income receivable                                      114,916             1,635               --
   Employee contribution receivable                       257,951           297,578               --
                                                    -------------     -------------    -------------
               Total receivables                          372,867           299,213               --
                                                    -------------     -------------    -------------

                            LIABILITIES

INVESTMENT SETTLEMENTS PAYABLE                            (11,587)               --               --
                                                    -------------     -------------    -------------
               Net assets available for benefits    $ 126,805,252     $ 115,844,480    $ 119,435,764
                                                    =============     =============    =============



The accompanying notes are an integral part of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Statements of changes in net assets available for benefits

                                                     Five-month      For the year     For the year
                                                    period ended         ended            ended
                                                    December 31,        July 31,         July 31,
                                                        2000             2000              1999
                                                   -------------     -------------     -------------
ADDITIONS:
   Contribution from employees                     $   4,756,558     $  10,241,072     $  10,151,941
   Investment income                                   4,780,573         8,987,472         5,371,897
   Other                                                      --               565                --
                                                   -------------     -------------     -------------
                                                       9,537,131        19,229,109        15,523,838

DEDUCTIONS:
   Payments to participants                            3,924,141        12,028,844         7,128,422
   Administration fees                                     5,249            21,904            21,541
                                                   -------------     -------------     -------------
                                                       3,929,390        12,050,748         7,149,963

REALIZED/UNREALIZED APPRECIATION (DEPRECIATION)
   OF INVESTMENTS                                      5,353,031       (10,769,645)       13,126,710
                                                   -------------     -------------     -------------
               Net increase (decrease)                10,960,772        (3,591,284)       21,500,585

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of period                               115,844,480       119,435,764        97,935,179
                                                   -------------     -------------     -------------
   End of period                                   $ 126,805,252     $ 115,844,480     $ 119,435,764
                                                   =============     =============     =============



The accompanying notes are an integral part of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

Notes to financial statements

As of December 31, 2000, and July 31, 2000 and 1999


1    DESCRIPTION OF THE PLAN

The Donaldson Company, Inc. Employees' Retirement Savings Plan (the Plan) is a defined contribution plan sponsored by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974.

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

Fidelity Management Trust Company (the Trustee) is the Plan's trustee and participant recordkeeper.

The plan sponsor changed the plan year from July 31 to December 31, so therefore there is a five-month presentation of statement of changes.

ELIGIBILITY AND CONTRIBUTIONS

Employees are eligible to participate in the Plan upon employment as defined by the Plan document.

The Plan allows employee contributions to the Plan through payroll deductions of 1 percent to 12 percent of each employee's salary. Employees are 100 percent vested in their accounts at all times.

The changes in net assets of the Plan are allocated to the individual participant's accounts daily as provided for in the plan agreement.

PLAN TERMINATION

The Company has the right under the plan agreement to amend or terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.

DISTRIBUTIONS

Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary will receive the vested portion of the participant's account balance in either a lump-sum payment or an annuity. Rollover contributions and hardship withdrawals are allowed at any time. A participant, upon obtaining age 59 1/2 , may take a withdrawal from the Deferral Contributions Account and the Qualified Nonelective Contribution Account.

INVESTMENTS

Participants may direct their accounts to be invested in nine investment options available in the Plan. Participants may choose between the following investment alternatives:

     FIDELITY MANAGED INCOME PORTFOLIO II FUND

     Monies are invested in a portfolio of investments consisting primarily of investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity. The fund's objective is to earn a competitive level of income with preservation of capital. This investment option carries a low-to-moderate level of investment risk.

     FIDELITY CONTRAFUND

     Monies are invested mainly in U.S. and foreign common stocks of companies that the fund's manager believes are undervalued or out of favor. The fund generally focuses on companies that are unpopular, but whose products show potential for improvement. This investment option carries a high level of investment risk.

     FIDELITY MAGELLAN FUND

     Monies are invested primarily in common stocks of small, medium and large companies, both well-known and lesser-known, with above average growth potential and a correspondingly higher level of risk. This investment option carries a moderate-to-high level of investment risk.

     FIDELITY OVERSEAS FUND

     Monies are invested primarily in equity securities of issuers whose principal activities are outside the U.S. The fund expects to invest the majority of its assets in stocks but may also invest in debt securities. The value of this fund can be affected by the performance of foreign markets, the changing value of the U.S. dollar and foreign political events. This investment option carries a high level of investment risk.

     FIDELITY PURITAN FUND

     Monies are invested in high-yielding U.S. and foreign securities, and common and preferred stocks and bonds of any quality or maturity. This investment option carries a moderate level of investment risk.

     FIDELITY EQUITY INCOME FUND

     Monies are invested primarily in income producing stock, such as common and preferred stocks but may also invest in bonds for income. The fund generally avoids securities issued by companies without proven earnings or credit. This investment option carries a moderate-to-high level of investment risk.

     SPARTAN U.S. EQUITY INCOME FUND

     Monies are invested primarily in the 500 companies that make up the Standard & Poor's 500 and in other securities that are based on the value of the index. The fund's focus is on duplicating the composition and performance of the index. This investment option carries a moderate-to-high level of investment risk.

     SCHRODER U.S. SMALLER COMPANIES FUND

     Monies are invested primarily in U.S. companies that have, at the time of purchase, market capitalizations of $1.5 billion or less. The fund focuses on companies with strong management that it believes can generate above-average earnings growth and are selling at favorable prices in relation to book values and earnings. The fund invests primarily in common and preferred stocks and securities convertible into common stocks. This investment option carries a moderate-to-high level of investment risk.

     DONALDSON COMMON STOCK FUND

     Monies are invested in the common stock of Donaldson Company, Inc. This investment option is presented to provide participants with the opportunity to invest in the future growth of the Company.

2    SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year.

The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) of investments.

The net gain (loss) on the sale of investments is the difference between the proceeds received and the historical average cost of investments sold. This amount is reflected in the statement of changes in net assets available for benefits as realized appreciation/(depreciation) of benefits. For purposes of complying with the Department of Labor's requirements for preparing Form 5500, the Company determines net gain based on a revalued, rather than historical, cost.

EXPENSES

Except for investment management fees and administrative fees charged by the record keeper, Donaldson Company, Inc. (the Plan's sponsor), pays all Plan-related expenses including legal, accounting and other services.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3    INVESTMENTS

The current value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                                July 31
                                                         -------------------------------------------------------
                                 December 31, 2000                 2000                         1999
                           --------------------------    -------------------------------------------------------
                            Units or                      Units or       Current        Units or       Current
                             shares     Current value      shares         value         shares          value
                           ----------   -------------    ----------     ----------     ----------     ----------
Common stock of
   Donaldson
   Company, Inc.
   (sponsor)                  974,084    $27,091,711      1,105,036    $21,202,878      1,107,606    $27,482,474
Fidelity Magellan Fund        151,863     18,117,216        140,734     18,712,046        122,847     15,405,011
Fidelity Contrafund           271,334     13,341,471        234,200     13,232,303        172,933     10,697,622
Fidelity Equity
   Income Fund                612,473     32,724,414        586,480     29,887,034        584,159     34,967,786
Fidelity Managed
   Income Portfolio II
   Fund                    22,955,910     22,955,910     20,851,343     20,851,343     22,994,964     22,994,964

During the years ended December 31, 2000 and July 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $5,353,031, $(10,769,645) and $13,126,710 respectively as follows:

                                                                                                July 31
                                                                      December 31,   ---------------------------
                                                                         2000             2000           1999
                                                                      -----------    ------------    -----------
Mutual funds                                                          $(3,635,034)   $ (4,830,009)   $ 5,676,000
Donaldson Company, Inc., common stock                                   8,988,065      (5,939,636)     7,450,710
                                                                      -----------    ------------    -----------
                                                                      $ 5,353,031    $(10,769,645)   $13,126,710
                                                                      ===========    ============    ===========

4    LOANS TO PARTICIPANTS

Under the plan agreement, participants may borrow up to 50 percent of their account balance or $50,000, whichever is less. At December 31, 2000, and July 31, 2000 and 1999, $3,020,064, $3,124,027 and $2,872,469, respectively, of loans were outstanding at interest rates varying from 9 percent to 10.5 percent.

5    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 20, 1995, stating that the Plan is designed in compliance with the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6    TRANSACTIONS WITH PARTIES IN INTEREST

The Plan received $382,699, $299,850 and $259,073 in common stock dividends from Donaldson Company, Inc. for the years ended December 31, 2000, and July 31, 2000 and 1999, respectively. The Plan also invests in investments managed by the Trustee. These investments are exempt party-in-interest transactions.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

(EMPLOYER IDENTIFICATION NUMBER: 41-0222640) (PLAN NUMBER: 007)

Schedule H, Line 4i -- Schedule of Assets (Held At End of Year)

December 31, 2000

 Identity of issue, borrower or similar party        Description of investment             Cost        Current value
----------------------------------------------   ---------------------------------   --------------   ---------------
Fidelity Management Trust Company
   institutional cash portfolio*                 169,743 units                         $    169,743     $    169,743
Donaldson Company, Inc.*                         974,084 shares of common stock          13,353,895       27,091,711
Fidelity Puritan Fund*                           50,906 units of participation              990,255          958,560
Fidelity Magellan Fund*                          151,863 units of participation          16,507,341       18,117,216
Fidelity Contrafund*                             271,334 units of participation          13,927,989       13,341,471
Fidelity Equity Income Fund*                     612,473 units of participation          25,960,236       32,724,414
Fidelity Overseas Fund*                          132,342 units of participation           5,013,796        4,548,580
Fidelity Managed Income Portfolio II Fund*       22,955,910 units of participation       22,955,910       22,955,910
Spartan U.S. Equity Income Fund                  44,827 units of participation            2,129,621        2,098,337
Schroder U.S. Smaller Companies Fund             92,436 units of participation            1,425,896        1,417,966
Participant loans*                               Interest rates from 9% to 10.5%                           3,020,064
                                                                                       ------------     ------------
               Total assets held for investment                                        $102,434,682     $126,443,972
                                                                                       ============     ============

*Indicated party in interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   DONALDSON COMPANY, INC. EMPLOYEES'
                                   RETIREMENT SAVINGS PLAN
                                   -----------------------
                                             (Name of Plan)

Date      6/29/01                  By: /s/ Thomas A. Windfeldt
     -----------------                 -----------------------

                                       Thomas A. Windfeldt
                                       Vice President, Controller and Treasurer
                                       Chief Accounting Officer

Date      6/29/01                  By: /s/ William  M. Cook
     -----------------                 --------------------

                                       William M. Cook
                                       Senior Vice President, and
                                       Chief Financial Officer

                                  EXHIBIT INDEX

                           ANNUAL REPORT ON FORM 11-K



23   -   Consent of Independent Public Accountants